Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Value Fund

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Value Fund were transferred to Invesco Value Fund.

For		4,917,023.833
Withhold	221,090.116
Abstain		423,299.169